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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (RULE 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                               (AMENDMENT NO. 1 )*


                                 LivePerson, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    53814610
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   / /      Rule 13d-1(b)
   / /      Rule 13d-1(c)
   /x/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

--------------------                                      ----------------------
CUSIP NO. 53814610                    13G                 PAGE  2  OF  5  PAGES
                                                               ---    ---
--------------------                                      ----------------------

                                  SCHEDULE 13G

Item 1(a). NAME OF ISSUER: LivePerson, Inc. (the "Company")

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 462 7th Avenue -
           21st Floor New York, NY 10018

ITEM 2(a)                            ITEM 2(b)                             ITEM 2(c)
---------                            ---------                             ---------
                                                                     CITIZENSHIP OR PLACE
NAME OF PERSON FILING                ADDRESS                            OF ORGANIZATION
---------------------                -------                         --------------------
Highland Capital Partners IV         92 Hayden Avenue                       Delaware
  Limited Partnership ("Highland     Lexington, MA 02421
  Capital"), a Delaware limited
  partnership

Highland Management Partners IV      92 Hayden Avenue                       Delaware
  LLC ("Highland Management"),       Lexington, MA 02421
  a Delaware limited liability
  company and the sole general
  partner of Highland Capital

Robert F. Higgins, Paul A. Maeder,   Highland Capital Partners, Inc.     United States
  Daniel J. Nova and Wycliffe K.     92 Hayden Avenue
  Grousbeck, the managing            Lexington, MA 02421
  members of Highland
  Management, and Keith E.
  Benjamin, a former managing
  member of Highland
  Management

Item 4. OWNERSHIP.

     Not applicable.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        This statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock, par value $.001 per share, of the Company.

        ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 5, 2001 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF LivePerson, INC. REMAIN UNCHANGED.


                               Page 2 of 5 pages

--------------------                                      ----------------------
CUSIP NO. 53814610                   13G                  PAGE  3  OF  5  PAGES
                                                               ---    ---
--------------------                                      ----------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002

HIGHLAND CAPITAL PARTNERS IV
  LIMITED PARTNERSHIP

By: Highland Management
      Partners IV LLC, Its General Partner

    By: /S/ ROBERT F. HIGGINS
        ------------------------
        Managing Member

HIGHLAND MANAGEMENT PARTNERS IV LLC


By: /S/ ROBERT F. HIGGINS
    ------------------------
    Managing Member


/S/ ROBERT F. HIGGINS
------------------------
Robert F. Higgins


/S/ PAUL A. MAEDER
------------------------
Paul A. Maeder


/S/ DANIEL J. NOVA
------------------------
Daniel J. Nova


/S/ KEITH E. BENJAMIN
------------------------
Keith E. Benjamin


/S/ WYCLIFFE K. GROUSBECK
------------------------
Wycliffe K. Grousbeck


                               Page 3 of 5 pages

--------------------                                      ----------------------
CUSIP NO. 53814610                   13G                  PAGE  4  OF  5  PAGES
                                                               ---    ---
--------------------                                      ----------------------



                                  Exhibit Index


EXHIBIT NO.              DESCRIPTION                             PAGE NO.
-----------              -----------                             --------

   1                     Agreement of Joint Filing                  5




                               Page 4 of 5 pages